EXHIBIT 4.6	FORM OF AGREEMENT FOR INVESTOR RELATIONS SERVICEES RECEIVED IN EXCHANGE FOR CASH A WARRANT FOR THE PURCHASE OF 20,000 SHARES OF THE COMPANY’S COMMON STOCK

CTC Inc.

AGREEMENT

As investor relations counsel to, CTC, Inc.’s staff will perform services as discussed in the proposal that CTC has presented to Advant-E Corporation the overall objective to attain a fair market price for the Company, based on its performance and assist Advant-E to attain its marketing goals.

In compensation for executing the proposed investor/public relations program for Advant-E Corporation, CTC, Inc. shall receive a monthly retainer of $1,500.00, plus 20,000 warrants for shares of the Company’s freely trading common stock. The strike price of the warrants will be priced at the open quote on the day a contract is initiated between Advant-E Corporation and CTC, Inc. The warrants may be exercised from 12 to 60 months after the initiation of the contract. The monthly retainer shall be paid before the first day of the month in which the retainer applies. The first month’s retainer will be paid at the time the contract is executed.

Expenses incurred by CTC will be billed monthly. These expenses shall not exceed $200.00 a month without prior approval of specific expenses by the management of Advant-E Corporation.

This agreement shall be in effect for six months.

Jason K. Wadzinski President/CEO Advant-E Corporation	Date	William H. Roberts President CTC, Inc.	Date

860A East Franklin Street Dayton, Ohio 45459-5601        (937) 434-2700        (937) 434-2777 Fax

E-Mail: CTCCINTI@aol.com         www.IRbyCTC.com